UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: January 17, 2022	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	I

Description

Communication dated January 15, 2022 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the unaudited Financial Results of the HDFC Bank Limited for the quarter and nine months ended December 31, 2021.

January 15, 2022

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re: Unaudited Financial Results of the Bank for the quarter and nine months ended December 31, 2021

We enclose herewith the standalone and consolidated financial results of the Bank for the third quarter (unaudited) and nine months (unaudited) ended December 31, 2021, segment reporting, press release and the report of the Statutory Auditors in this regard. The results were duly approved by the Board of Directors at its meeting held today.

Kindly take the same on your records.

Yours truly,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President - Legal & Company Secretary

Encl: a/a.

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2021

		(₹ in lac)
	Particulars	Quarter ended			Nine months ended		Year ended 31.03.2021
		31.12.2021	30.09.2021	31.12.2020	31.12.2021	31.12.2020
		Unaudited	Audited (Refer note 4)	Unaudited	Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3246805	3135337	3007970	9430439	9043464	12085823
	a) Interest / discount on advances / bills	2489549	2411494	2358069	7260316	7102291	9483454
	b) Income on investments	652582	645064	583191	1946960	1704794	2321427
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	86319	69090	55834	185692	202638	234125
	d) Others	18355	9689	10876	37471	33741	46817
2	Other Income	818355	740079	744322	2187284	1761098	2520489
3	Total Income (1)+(2)	4065160	3875416	3752292	11617723	10804562	14606312
4	Interest Expended	1402457	1366898	1376209	4116756	4267522	5597866
5	Operating Expenses (i)+(ii)	985108	927789	857481	2728940	2354133	3272262
	i) Employees cost	315442	296705	263012	888705	768594	1036479
	ii) Other operating expenses	669666	631084	594469	1840235	1585539	2235783
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2387565	2294687	2233690	6845696	6621655	8870128
7	Operating Profit before Provisions and Contingencies (3)-(6)	1677595	1580729	1518602	4772027	4182907	5736184
8	Provisions (other than tax) and Contingencies	299398	392466	341413	1174948	1100915	1570285
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	1378197	1188263	1177189	3597079	3081992	4165899
11	Tax Expense	343977	304832	301360	906464	788990	1054246
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	1034220	883431	875829	2690615	2293002	3111653
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	1034220	883431	875829	2690615	2293002	3111653
15	Paid up equity share capital (Face Value of ₹ 1/- each)	55424	55375	55077	55424	55077	55128
16	Reserves excluding revaluation reserves						20316953
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	19.5%	20.0%	18.9%	19.5%	18.9%	18.8%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	18.7	16.0	15.9	48.7	41.7	56.6
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	18.5	15.9	15.8	48.3	41.5	56.3
	(iv) NPA Ratios:
	(a) Gross NPAs	1601355	1634607	882556	1601355	882556	1508600
	(b) Net NPAs	467677	475509	101599	467677	101599	455482
	(c) % of Gross NPAs to Gross Advances	1.26%	1.35%	0.81%	1.26%	0.81%	1.32%
	(d) % of Net NPAs to Net Advances	0.37%	0.40%	0.09%	0.37%	0.09%	0.40%
	(v) Return on assets (average) - not annualized	0.56%	0.50%	0.55%	1.52%	1.47%	1.97%
	(vi) Net worth	22339400	21283028	18986579	22339400	18986579	19860103
	(vii) Outstanding redeemable preference shares	—	—	—	—	—	—
	(viii) Capital redemption reserve	—	—	—	—	—	—
	(ix) Debt-equity ratio	0.25	0.24	0.30	0.25	0.30	0.30
	(x) Total debts to total assets	9.82%	8.12%	7.26%	9.82%	7.26%	7.76%

- Debt represents borrowings with residual maturity of more than one year. Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in lac)
Particulars		Quarter ended			Nine months ended		Year ended
		31.12.2021	30.09.2021	31.12.2020	31.12.2021	31.12.2020	31.03.2021
		Unaudited	Audited (Refer note 4)	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	919160	865042	820190	2648635	2430193	3233767
b)	Retail Banking	2925294	2821405	2781220	8444166	8259747	11021021
c)	Wholesale Banking	1872577	1566263	1432996	4879539	4242618	5715430
d)	Other Banking Operations	567252	542430	553301	1596026	1439386	1993753
e)	Unallocated	—	—	—	—	—	3082
	Total	6284283	5795140	5587707	17568366	16371944	21967053
	Less: Inter Segment Revenue	2219123	1919724	1835415	5950643	5567382	7360741

	Income from Operations	4065160	3875416	3752292	11617723	10804562	14606312

2	Segment Results
a)	Treasury	253105	231727	216936	755575	659814	903050
b)	Retail Banking	195926	207718	150718	512680	638241	1057480
c)	Wholesale Banking	772611	581321	587538	1889604	1297299	1743754
d)	Other Banking Operations	204935	212010	264281	569803	609175	620714
e)	Unallocated	(48380)	(44513)	(42284)	(130583)	(122537)	(159099)

	Total Profit Before Tax	1378197	1188263	1177189	3597079	3081992	4165899

3	Segment Assets
a)	Treasury	53754643	53320390	48454139	53754643	48454139	51964174
b)	Retail Banking	58577297	55066808	49769712	58577297	49769712	52199722
c)	Wholesale Banking	72959133	68279622	59703781	72959133	59703781	62873157
d)	Other Banking Operations	7356677	6709298	6652394	7356677	6652394	6711608
e)	Unallocated	1180845	1108355	842758	1180845	842758	938391

	Total	193828595	184484473	165422784	193828595	165422784	174687052

4	Segment Liabilities
a)	Treasury	13237969	10540440	7682004	13237969	7682004	7627660
b)	Retail Banking	122096409	117708079	105202071	122096409	105202071	109621782
c)	Wholesale Banking	31759407	30520473	30117038	31759407	30117038	33811531
d)	Other Banking Operations	631229	529363	568514	631229	568514	585765
e)	Unallocated	3139624	3315106	2338725	3139624	2338725	2668233

	Total	170864638	162613461	145908352	170864638	145908352	154314971

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	40516674	42779950	40772135	40516674	40772135	44336514
b)	Retail Banking	(63519112)	(62641271)	(55432359)	(63519112)	(55432359)	(57422060)
c)	Wholesale Banking	41199726	37759149	29586743	41199726	29586743	29061626
d)	Other Banking Operations	6725448	6179935	6083880	6725448	6083880	6125843
e)	Unallocated	(1958779)	(2206751)	(1495967)	(1958779)	(1495967)	(1729842)

	Total	22963957	21871012	19514432	22963957	19514432	20372081

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Statement of Assets and Liabilities is given below:

	(₹ in lac)
Particulars	As at 31.12.2021	As at 31.12.2020	As at 31.03.2021
	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	55424	55077	55128
Reserves and Surplus	22908533	19459355	20316953
Deposits	144591811	127112386	133506022
Borrowings	19042526	12013015	13548733
Other Liabilities and Provisions	7230301	6782951	7260216

Total	193828595	165422784	174687052

ASSETS
Cash and Balances with Reserve Bank of India	15737985	8772856	9734073
Balances with Banks and Money at Call and Short notice	1104653	1768952	2212966
Investments	42258533	41437619	44372829
Advances	126086284	108232416	113283663
Fixed Assets	547940	476711	490932
Other Assets	8093200	4734230	4592589

Total	193828595	165422784	174687052

2

The above financial results have been approved by the Board of Directors at its meeting held on January 15, 2022. The financial results for the quarter and nine months ended December 31, 2021 have been subjected to a limited review by the statutory auditors (M S K A & Associates, Chartered Accountants and M M Nissim & Co LLP, Chartered Accountants) of the Bank. The report thereon is unmodified. The financial results for the quarter and nine months ended December 31, 2020 and for the year ended March 31, 2021 were reviewed / audited by M S K A & Associates, Chartered Accountants.

3

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2021 except for its stock based employee compensation plans. RBI, vide its clarification dated August 30, 2021 on Guidelines on Compensation of Whole Time Directors / Chief Executive Officers / Material Risk Takers and Control Function Staff, advised Banks that the fair value of share-linked instruments on the date of grant should be recognised as an expense for all instruments granted after the accounting period ending March 31, 2021. Accordingly, the Bank has changed its accounting policy from the intrinsic value method to the fair value method for all share-linked instruments granted after March 31, 2021. The fair value of the stock-based compensation is estimated on the date of grant using Black-Scholes model and is recognised as compensation expense over the vesting period. As a result, ‘Employees cost’ for the quarter and nine months ended December 31, 2021 is higher by ₹ 125.00 crore and ₹ 207.99 crore respectively with a consequent reduction in profit after tax by the said amount.

4

The figures for the second quarter of the financial year are the balancing figures between audited figures in respect of the half year end and the published year to date figures upto the end of the first quarter of the financial year.

5

During the quarter and nine months ended December 31, 2021, the Bank allotted 49,47,586 and 2,96,22,994 equity shares respectively pursuant to the exercise of options under the approved employee stock option schemes.

6

During the nine months ended December 31, 2021, the Bank raised Basel III compliant Additional Tier 1 (AT1) Notes of U.S.$ 1 billion (equivalent ₹ 7,423.75 crore) and Basel III compliant AT1 Bonds of ₹ 739.00 crore.

7

The outbreak of the COVID-19 pandemic had led to a nation-wide lockdown in April-May 2020. This was followed by localised lockdowns in areas with a significant number of COVID-19 cases. Following the easing of lockdown measures, there was an improvement in economic activity in the second half of fiscal 2021. India experienced a “second wave” of the COVID-19 pandemic in April-May 2021 following the discovery of mutant coronavirus variants, leading to the re-imposition of regional lockdowns. These were gradually lifted as the second wave subsided. The world is now experiencing another outbreak on account of new coronavirus variant and as a precautionary measure India has started to re-impose localised / regional restrictions.

The impact of COVID-19, including changes in customer behaviour and pandemic fears, as well as restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activities. The disruptions following the outbreak, have impacted loan originations, the sale of third party products, the use of credit and debit cards by customers and the efficiency in collection efforts resulting in increase in customer defaults and consequent increase in provisions thereagainst. The extent to which the COVID-19 pandemic will continue to impact the Bank’s results will depend on ongoing as well as future developments, which are uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

8	Details of resolution plan implemented under the RBI Resolution Framework - 2.0: Resolution of COVID-19 related stress of Individuals and Small Businesses dated May 5, 2021 are given below:

	₹ in crore except number of accounts
Particulars	Individual Borrowers		Small Businesses
	Personal Loans	Business Loans
A) Number of requests received for invoking resolution process	651656	687652	12328
B) Number of accounts where resolution plan has been implemented under this window	555978	553382	7284
C) Exposure to accounts mentioned at (B) before implementation of the plan	14564.32	1566.32	1889.21
D) Of (C), aggregate amount of debt that was converted into other securities	—	—	—
E) Additional funding sanctioned, if any, including between invocation of the plan and implementation	—	—	—
F) Increase in provisions on account of the implementation of the resolution plan	1665.40	204.77	195.02

Exposure to accounts is at borrower level.

Number of requests under (A) includes requests received as of September 30, 2021 processed subsequently. Number of accounts under (B) is in respect of requests received for invoking resolution process.

There were 106513 borrower accounts having an aggregate exposure of ₹ 2,664.60 crore to the Bank, where resolution plans had been implemented under RBI’s Resolution Framework 1.0 dated August 6, 2020 and modified under RBI’s Resolution Framework 2.0 dated May 5, 2021.

9	Details of loans transferred / acquired during the quarter ended December 31, 2021 under the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:

(i) Details of non-performing assets (NPAs) transferred:

	₹ in crore except number of accounts
Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	9881	—	—
Aggregate principal outstanding of loans transferred	262.45	—	—
Weighted average residual tenor of the loans transferred (in years)	3.21	—	—
Net book value of loans transferred (at the time of transfer)	104.55	—	—
Aggregate consideration	141.10	—	—
Additional consideration realised in respect of accounts transferred in earlier years	—	—	—

No excess provisions were reversed to the Profit and Loss Account on account of sale of NPAs.

Investment made in Security Receipts (SRs) was ₹ 119.94 crore. Pursuant to regulatory norms, the ARC shall obtain initial rating of SRs from an approved credit rating agency within a period of six months from the date of acquisition of assets by it.

(ii) The Bank has not transferred any Special Mention Account (SMA) and loan not in default.

(iii) Details of loans not in default acquired through assignment are given below:

Aggregate amount of loans acquired (₹ in crore)	7,488.75
Weighted average residual maturity (in years)	15.33
Weighted average holding period by originator (in years)	1.34
Retention of beneficial economic interest by the originator	10%
Tangible security coverage	100%

The loans acquired are not rated as these are to non-corporate borrowers.

(iv) The Bank has not acquired any stressed loan.

10

The Honourable Supreme Court of India (Hon’ble SC), vide an interim order dated September 3, 2020, had directed banks that accounts which were not declared NPA till August 31, 2020 shall not be declared as NPA till further orders, which the Bank complied with. If the Bank had classified borrower accounts as NPA after August 31, 2020, the Bank’s proforma Gross NPA ratio and proforma Net NPA ratio as at December 31, 2020 would have been 1.38% and 0.40% respectively. Pending disposal of the case, the Bank, as a matter of prudence, made in respect of these accounts a contingent provision, which was included in ‘Provisions (other than tax) and Contingencies’. The said interim order stood vacated on March 23, 2021 and the Bank continued with the asset classification of borrower accounts as per the extant RBI instructions / IRAC norms.

11

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

12	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

13	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Sashidhar Jagdishan
Date : January 15, 2022	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2021

		(₹ in lacs)
		Quarter ended			Nine months ended		Year ended
	Particulars	31.12.2021	30.09.2021	31.12.2020	31.12.2021	31.12.2020	31.03.2021
		Unaudited	Audited (Refer note 4)	Unaudited	Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3458802	3352044	3185160	10036222	9594548	12855240
	a) Interest / discount on advances / bills	2690770	2616373	2530278	7835239	7640054	10229913
	b) Income on investments	647468	644370	580793	1939483	1702979	2321162
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	88446	70841	58801	191353	208261	241430
	d) Others	32118	20460	15288	70147	43254	62735
2	Other Income	877694	791592	798713	2337273	1903031	2733288
3	Total Income (1)+(2)	4336496	4143636	3983873	12373495	11497579	15588528
4	Interest Expended	1472402	1441528	1452268	4335780	4516435	5924759
5	Operating Expenses (i)+(ii)	1060711	998491	917980	2929891	2519334	3500126
	i) Employees cost	412123	393143	345628	1169640	1010613	1367667
	ii) Other operating expenses	648588	605348	572352	1760251	1508721	2132459
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2533113	2440019	2370248	7265671	7035769	9424885
7	Operating Profit before Provisions and Contingencies (3)-(6)	1803383	1703617	1613625	5107824	4461810	6163643
8	Provisions (Other than tax) and Contingencies	381570	471267	432305	1389470	1308769	1884029
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	1421813	1232350	1181320	3718354	3153041	4279614
11	Tax Expense	360236	320354	305301	950753	811797	1093937
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	1061577	911996	876019	2767601	2341244	3185677
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Consolidated Net Profit / (Loss) for the period before minorities’ interest (12)-(13)	1061577	911996	876019	2767601	2341244	3185677
15	Less: Minorities’ Interest	2431	2377	(914)	6627	1301	2356
16	Consolidated Net Profit / (Loss) for the period attributable to the group (14)-(15)	1059146	909619	876933	2760974	2339943	3183321
17	Paid up equity share capital (Face Value of ₹ 1/- each)	55424	55375	55077	55424	55077	55128
18	Reserves excluding revaluation reserves						20925890
19	Analytical Ratios:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	19.1	16.4	15.9	49.9	42.6	57.9
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	19.0	16.3	15.8	49.6	42.4	57.6

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in lac)
		Quarter ended			Nine months ended		Year ended
		31.12.2021	30.09.2021	31.12.2020	31.12.2021	31.12.2020	31.03.2021
Particulars		Unaudited	Audited (Refer note 4)	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	919160	865042	820190	2648635	2430193	3233767
b)	Retail Banking	2925294	2821405	2781220	8444166	8259747	11021021
c)	Wholesale Banking	1872577	1566263	1432996	4879539	4242618	5715430
d)	Other Banking Operations	838588	810650	784882	2351798	2132403	2975969
e)	Unallocated	—	—	—	—	—	3082
	Total	6555619	6063360	5819288	18324138	17064961	22949269
	Less: Inter Segment Revenue	2219123	1919724	1835415	5950643	5567382	7360741

	Income from Operations	4336496	4143636	3983873	12373495	11497579	15588528

2	Segment Results
a)	Treasury	253105	231727	216936	755575	659814	903050
b)	Retail Banking	195926	207718	150718	512680	638241	1057480
c)	Wholesale Banking	772611	581321	587538	1889604	1297299	1743754
d)	Other Banking Operations	248551	256097	268412	691078	680224	734429
e)	Unallocated	(48380)	(44513)	(42284)	(130583)	(122537)	(159099)

	Total Profit Before Tax and Minority Interest	1421813	1232350	1181320	3718354	3153041	4279614

3	Segment Assets
a)	Treasury	53754643	53320390	48454139	53754643	48454139	51964174
b)	Retail Banking	58577297	55066808	49769712	58577297	49769712	52199722
c)	Wholesale Banking	72959133	68279622	59703781	72959133	59703781	62873157
d)	Other Banking Operations	12555118	11976788	11899147	12555118	11899147	11975219
e)	Unallocated	1180845	1108355	842758	1180845	842758	938391

	Total	199027036	189751963	170669537	199027036	170669537	179950663

4	Segment Liabilities
a)	Treasury	13237969	10540440	7682004	13237969	7682004	7627660
b)	Retail Banking	122096409	117708079	105202071	122096409	105202071	109621782
c)	Wholesale Banking	31759407	30520473	30117038	31759407	30117038	33811531
d)	Other Banking Operations	5080298	5081742	5169467	5080298	5169467	5177164
e)	Unallocated	3139624	3315106	2338725	3139624	2338725	2668232

	Total	175313707	167165840	150509305	175313707	150509305	158906369

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	40516674	42779950	40772135	40516674	40772135	44336514
b)	Retail Banking	(63519112)	(62641271)	(55432359)	(63519112)	(55432359)	(57422060)
c)	Wholesale Banking	41199726	37759149	29586743	41199726	29586743	29061626
d)	Other Banking Operations	7474820	6895046	6729680	7474820	6729680	6798055
e)	Unallocated	(1958779)	(2206751)	(1495967)	(1958779)	(1495967)	(1729841)

	Total	23713329	22586123	20160232	23713329	20160232	21044294

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Consolidated Statement of Assets and Liabilities is given below:

	(₹ in lac)
Particulars	As at 31.12.2021	As at 31.12.2020	As at 31.03.2021
	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	55424	55077	55128
Reserves and Surplus	23588863	20043562	20925890
Minority Interest	69042	61593	63276
Deposits	144420410	127049014	133372087
Borrowings	23247257	16214624	17769675
Other Liabilities and Provisions	7646040	7245667	7764607

Total	199027036	170669537	179950663

ASSETS
Cash and balances with Reserve Bank of India	15740535	8775532	9737035
Balances with Banks and Money at Call and Short notice	1375470	1914129	2390216
Investments	41541879	41144520	43882311
Advances	131214242	113340992	118528352
Fixed Assets	565478	496711	509956
Other Assets	8574553	4982774	4887914
Goodwill on Consolidation	14879	14879	14879

Total	199027036	170669537	179950663

2

The above financial results represent the consolidated financial results of HDFC Bank Limited and its subsidiaries constituting the ‘Group’. These financial results have been approved by the Board of Directors of the Bank at its meeting held on January 15, 2022. The financial results for the quarter and nine months ended December 31, 2021 have been subjected to a limited review by the statutory auditors (M S K A & Associates, Chartered Accountants and M M Nissim & Co LLP, Chartered Accountants) of the Bank. The report thereon is unmodified. The financial results for the quarter and nine months ended December 31, 2020 and for the year ended March 31, 2021 were reviewed / audited by M S K A & Associates, Chartered Accountants.

3

The Group has applied its significant accounting policies in the preparation of the consolidated financial results consistent with those followed in the annual consolidated financial statements for the year ended March 31, 2021 except for its stock based employee compensation plans. RBI, vide its clarification dated August 30, 2021 on Guidelines on Compensation of Whole Time Directors / Chief Executive Officers / Material Risk Takers and Control Function Staff, advised Banks that the fair value of share-linked instruments on the date of grant should be recognised as an expense for all instruments granted after the accounting period ending March 31, 2021. Accordingly, the Group has changed its accounting policy from the intrinsic value method to the fair value method for all share-linked instruments granted after March 31, 2021. The fair value of the stock-based compensation is estimated on the date of grant using Black-Scholes model and is recognised as compensation expense over the vesting period. As a result, ‘Employees cost’ for the quarter and nine months ended December 31, 2021 is higher by ₹ 129.29 crore and ₹ 212.58 crore respectively with a consequent reduction in profit after tax by the said amount.

4

The figures for the second quarter of the financial year are the balancing figures between audited figures in respect of the half year end and the published year to date figures upto the end of the first quarter of the financial year.

5

The outbreak of the COVID-19 pandemic had led to a nation-wide lockdown in April-May 2020. This was followed by localised lockdowns in areas with a significant number of COVID-19 cases. Following the easing of lockdown measures, there was an improvement in economic activity in the second half of fiscal 2021. India experienced a “second wave” of the COVID-19 pandemic in April-May 2021 following the discovery of mutant coronavirus variants, leading to the re-imposition of regional lockdowns. These were gradually lifted as the second wave subsided. The world is now experiencing another outbreak on account of new coronavirus variant and as a precautionary measure India has started to re-impose localised/regional restrictions.

The impact of COVID-19, including changes in customer behaviour and pandemic fears, as well as restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activities. The disruptions following the outbreak, have impacted loan originations, the sale of third party products, the use of credit and debit cards by customers and the efficiency in collection efforts resulting in increase in customer defaults and consequent increase in provisions thereagainst. The extent to which the COVID-19 pandemic will continue to impact the Group’s results will depend on ongoing as well as future developments, which are uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

6

The Honourable Supreme Court of India (Hon’ble SC), vide an interim order dated September 3, 2020, had directed that accounts which were not declared NPA till August 31, 2020 shall not be declared as NPA till further orders, which the Group complied with. The said interim order stood vacated on March 23, 2021 and the Group continued with the asset classification of borrower accounts as per the extant RBI instructions / IRAC norms.

7

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and Net Stable Funding Ratio (NSFR) under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. The disclosures have not been subjected to audit or review by the statutory auditors.

8	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

9	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Sashidhar Jagdishan
Date : January 15, 2022	Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2021

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and nine months ended December 31, 2021, at its meeting held in Mumbai on Saturday, January 15, 2022. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended December 31, 2021

The Bank’s net revenues (net interest income plus other income) increased by 12.1% to ₹ 26,627.0 crore for the quarter ended December 31, 2021 from ₹ 23,760.8 crore for the quarter ended December 31, 2020.

Net interest income (interest earned less interest expended) for the quarter ended December 31, 2021 grew by 13.0% to ₹ 18,443.5 crore from ₹ 16,317.6 crore for the quarter ended December 31, 2020. Advances grew at 16.5% reaching new heights driven through relationship management, digital offering and breadth of products. Core net interest margin was at 4.1%. New liability relationships added during the quarter remained at an all time high. This continued focus on deposits helped in the maintenance of a healthy liquidity coverage ratio at 123%, well above the regulatory requirement, which positions the Bank favorably to capitalise on growth opportunities.

Other income (non-interest revenue) at ₹ 8,183.6 crore was 30.7% of net revenues for the quarter ended December 31, 2021 and grew by 9.9% over ₹ 7,443.2 crore in the corresponding quarter of the previous year. The four components of other income for the quarter ended December 31, 2021 were fees & commissions of ₹ 5,075.1 crore (₹ 4,974.9 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 949.5 crore (₹ 562.2 crore in the corresponding quarter of the previous year), gain on sale / revaluation of investments of ₹ 1,046.5 crore (₹ 1,109.0 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹ 1,112.5 crore (₹ 797.1 crore in the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

We added 294 branches and 16,852 people over the last twelve months and made other investments to position ourselves and capitalise on the growth opportunity. Operating expenses for the quarter ended December 31, 2021 were ₹ 9,851.1 crore, an increase of 14.9% over ₹ 8,574.8 crore during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 37.0%.

Pre-provision Operating Profit (PPOP) at ₹ 16,776.0 crore grew by 10.5% over the corresponding quarter of the previous year.

Provisions and contingencies for the quarter ended December 31, 2021 were ₹ 2,994.0 crore (consisting of specific loan loss provisions of ₹ 1,820.6 crore and general and other provisions of ₹ 1,173.4 crore) as against total provisions of ₹ 3,414.1 crore for the quarter ended December 31, 2020. Total provisions for the current quarter included contingent provisions of approximately ₹ 900 crore.

The total credit cost ratio was at 0.94%, as compared to 1.30% for the quarter ending September 30, 2021 and 1.25% for the quarter ending December 31, 2020.

Profit before tax (PBT) for the quarter ended December 31, 2021 at ₹ 13,782.0 crore grew by 17.1% over corresponding quarter of the previous year. After providing ₹ 3,439.8 crore for taxation, the Bank earned a net profit of ₹ 10,342.2 crore, an increase of 18.1% over the quarter ended December 31, 2020.

Balance Sheet: As of December 31, 2021

Total balance sheet size as of December 31, 2021 was ₹ 1,938,286 crore as against ₹ 1,654,228 crore as of December 31, 2020, a growth of 17.2%.

Total deposits as of December 31, 2021 were ₹ 1,445,918 crore, an increase of 13.8% over December 31, 2020. CASA deposits grew by 24.6% with savings account deposits at ₹ 471,029 crore and current account deposits at ₹ 210,195 crore. Time deposits were at ₹ 764,693 crore, an increase of 5.6% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 47.1% of total deposits as of December 31, 2021.

Total advances as of December 31, 2021 were ₹ 1,260,863 crore, an increase of 16.5% over December 31, 2020. Retail loans grew by 13.3%, commercial and rural banking loans grew by 29.4% and corporate and other wholesale loans grew by 7.5%. Overseas advances constituted 3.4% of total advances.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Nine months ended December 31, 2021

For the nine months ended December 31, 2021, the Bank earned a total income of ₹ 116,177.2 crore as against ₹ 108,045.6 crore in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 31, 2021 were ₹ 75,009.7 crore, as against ₹ 65,370.4 crore for the nine months ended December 31, 2020. Net profit for the nine months ended December 31, 2021 was ₹ 26,906.2 crore, up by 17.3% over the corresponding nine months ended December 31, 2020.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 19.5% as on December 31, 2021 (18.9% as on December 31, 2020) as against a regulatory requirement of 11.7% which includes Capital Conservation Buffer of 2.5%, and an additional requirement of 0.2% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB). Tier 1 CAR was at 18.4% as of December 31, 2021 compared to 17.6% as of December 31, 2020. Common Equity Tier 1 Capital ratio was at 17.1% as of December 31, 2021. Risk-weighted Assets were at ₹ 1,267,426 crore (as against ₹ 1,091,721 crore as at December 31, 2020).

NETWORK

As of December 31, 2021, the Bank’s distribution network was at 5,779 branches and 17,238 ATMs / Cash Deposit & Withdrawal Machines (CDMs) across 2,956 cities / towns as against 5,485 branches and 15,541 ATMs / CDMs across 2,866 cities / towns as of December 31, 2020. 50% of our branches are in semi-urban and rural areas. In addition, we have 15,700 business correspondents, which are primarily manned by Common Service Centres (CSC) as against 13,675 business correspondents as of December 31, 2020. Number of employees were at 134,412 as of December 31, 2021 (as against 117,560 as of December 31, 2020).

ASSET QUALITY

Gross non-performing assets were at 1.26% of gross advances as on December 31, 2021, as against 1.35% as on September 30, 2021 and 1.38% (Proforma approach) as on December 31, 2020. Net non-performing assets were at 0.37% of net advances as on December 31, 2021.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

The Bank held floating provisions of ₹ 1,451 crore and contingent provisions of ₹ 8,636 crore as on December 31, 2021. Total provisions (comprising specific, floating, contingent and general provisions) were 172% of the gross non-performing loans as on December 31, 2021.

SUBSIDIARIES

The Bank’s subsidiary companies prepare their financial results in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The Bank for the purposes of its statutory compliance prepares and presents its financial results under Indian GAAP. Hence the Bank’s subsidiary companies, for the purposes of the consolidated financial results of the Bank, prepare ‘fit-for-consolidation information’ based on the recognition and measurement principles as per Indian GAAP. The financial numbers of the Bank’s subsidiary companies mentioned herein below are in accordance with Ind-AS.

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on December 31, 2021, the Bank held 96.0% stake in HSL. For the quarter ended December 31, 2021, HSL’s total income grew by 58% to ₹ 535.6 crore, as against ₹ 339.1 crore for the quarter ended December 31, 2020. Profit after tax for the quarter grew by 58% to ₹ 258.0 crore, as against ₹ 163.2 crore for the quarter ended December 31, 2020.

As on December 31, 2021, HSL had 213 branches across 147 cities / towns in the country.

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-banking finance company (‘NBFC’) offering wide range of loans and asset finance products to individuals, emerging businesses and micro enterprises. As on December 31, 2021, the Bank held 95.0% stake in HDBFSL.

The total loan book was ₹ 60,478 crore as on December 31, 2021 as against ₹ 60,068 crore as on December 31, 2020. Liquidity coverage ratio was healthy at 222%.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

For the quarter ended December 31, 2021, HDBFSL’s net revenue was at ₹ 1,981.6 crore as against ₹ 1,723.7 crore for the quarter ended December 31, 2020, a growth of 15.0%. Profit after tax for the quarter ended December 31, 2021 was ₹ 304.1 crore compared to a loss of ₹ 146.2 crore for the quarter ended December 31, 2020 and a profit after tax of ₹ 191.7 crore for the quarter ended September 30, 2021.

Stage 3 loans were at 6.05% of gross loans. Total CAR was at 20.3% with Tier-I CAR at 14.9% as on December 31, 2021.

As on December 31, 2021, HDBFSL had 1,328 branches across 965 cities / towns.

CONSOLIDATED FINANCIAL RESULTS

The consolidated net profit for the quarter ended December 31, 2021 was ₹ 10,591 crore, up 20.8%, over the quarter ended December 31, 2020. Consolidated advances grew by 15.8% from ₹ 1,133,410 crore as on December 31, 2020 to ₹ 1,312,142 crore as on December 31, 2021.

The consolidated net profit for the nine months ended December 31, 2021 was ₹ 27,610 crore, up 18.0%, over the nine months ended December 31, 2020.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Ravindran Subramanian

Corporate Communication

HDFC Bank Ltd., Mumbai.

Mobile: +91 9223306610

ravindran.subramanian@hdfcbank.com

For investor queries please contact:

Ajit Shetty

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

ajit.shetty@hdfcbank.com